SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                   FORM 10-SB/A
                                                 (Amendment No. 2)


                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                           WEBQUEST INTERNATIONAL, INC.
                                     (Exact name of registrant in its charter)

         Nevada                                                   86-0894019
(State or Other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)


1662 Highway 395, Suite 203, Minden, Nevada                        89423
(Address of principal executive offices)                         (Zip Code)


                                                  (702) 782-0350
                               (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of Each Exchange on which
         to be so registered                 each class is to be registered

                None                         None


Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, par value $.001
          (Title of Class)



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Items 3 and 4 are amended herewith.



Item 3.  Description of Property

         The Company subleases 800 square feet of office space in Minden, Nevada from a non-affiliated party for
$816 per month. The lease expires in June 1999. The Company also leases 200 square feet in Del Mar, California from a non-affiliated party at the rate of $550 per month. The lease expires on October 6, 1998. The Del Mar

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location is used for game  development.  The Company will seek additional office space in Nevada over the next four to six months.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the Company's common stock, par value $.001 ("Common Stock") beneficially owned as of August 24, 1998 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) each named executive officer (as defined in Item 402(a)(2) of Regulation S-B), and (iv) all executive officers and directors as a group. At August 24, 1998 there were 4,059,601 shares of Common Stock outstanding. Except as specifically set forth in the notes below, the table does not give effect to (a) the exercise of warrants to purchase 441,125 shares of Common Stock and (b) the exercise of options to purchase an aggregate of 371,666 shares of Common Stock.

                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                       Shares Owned                       Common Stock

            Bob Horn (1)(2)                         205,000                             4.9%
            Kirk Johnson (1)(3)                     373,554                             9.0%
            Frank Howard(1)(4)                        7,500                             .2%
            Greg & Jeannie Johnson(5)               474,249                             11.7%
            Dr. Jack Kelly(5)                       878,138                             21.6%
            Darin Murphy                            679,943                             16.7%
            Homeseekers.com(5)                      700,000                             17.2%
            Topaz Limited/Octagon
             Worldwide, LTD(6)                      523,616                             12.3%
            All directors and officers
            as a group (three people)               586,054                             13.7%

(1)       The address of this person is in care of the Company.

(2) Includes currently exercisable options to purchase 200,000 shares of common stock. See Item 6, "Executive
          Compensation."

(3) Includes currently exercisable options to purchase 105,000 shares of common stock. See Item 6, "
          Executive Compensation."

(4)       Includes 2,500 shares issuable upon exercise of warrants.

(5) Homeseekers.com is a public corporation whose common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. According to the public disclosure documents filed by Homeseekers.com, Inc., Greg Johnson, John Giamo, John C. Kelly, Douglas Swanson and William Tomerlin beneficially own more than 5% of Homeseekers.com, Inc. common stock. The number of share listed above for Messrs. Johnson and Kelly do not include the shares owned by Homeseekers.com, Inc. The Company owns 57,324 shares of Homeseekers.com, Inc. common stock, which it received as partial finding of a 504 stock offering.

(6) The principals of Topaz Limited, a Bahamas International Business Company, are Merrill, Scott & Associates Limited, Director and
          president; Global Management Limited, Director and Secretary and Estate Planning Institute (Bahamas) Limited, Director. The Director of Merrill, Scott & Associates Limited and Estate Planning Institute is Pat Brody, whose address is Katherina Court, 101 East Hill Place, Market Street North, Nassau, Bahamas. The Director of Global Management Limited is David E. Ross, whose address is Katherina Court, 101 East Hill Place, Market Street North, Nassau, Bahamas. Includes warrants to purchase 100,000 Shares at $3.00 per share through November 18, 2000 and includes warrants to purchase 100,000 Shares at $2.00 per share through May 11. 2001.

(7)       Includes 2,500 Shares of Series B Preferred Stock.

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